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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TURBOSONIC TECHNOLOGIES INC.
------------------------------------------------
(Name of Issuer)

COMMON STOCK
------------------------------------------------
(Title of Class of Securities)

0000900393
------------------------------------------------
(CUSIP Number)

DECEMBER 31, 2006
------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------------------
Cusip No. 0000900393
--------------------

1. Names of Reporting Persons.

   Dynamis Energy Fund, LP

   Dynamis Energy Fund, Ltd.

   Dynamis Advisors, LLC

   IRS Identification Nos. of above persons (entities only).

   #
   N/A
   54-1852654

2. Check the Appropriate Box if a Member of a Group
   (See Instructions).

 (a)[x]
 (b)[ ]

3. SEC Use Only.


4. Citizenship or Place of Organization.

   Delaware
   Cayman Islands
   Delaware Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting
 Person with:

5. Sole Voting Power.

   1,406,172
     276,828
           0

6. Shared Voting Power.

   1,683,000

7. Sole Dispositive Power.

   0
   0
   1,683,000

8. Shared Dispositive Power.

   1,406,172
     276,828
   1,683,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person.

   1,683,000

10.Check if the Aggregate Amount in Row (9) Excludes
   Certain Shares (See Instructions).

    N/A

11. Percent of Class Represented by Amount in Row (9).

    10.4%

12. Type of Reporting Person (See Instructions).

    PN
    PN
    IA

--------------------
CUSIP No. 0000900393
--------------------

Item 1.

  (a) Name of Issuer.

      Turbosonic Technologies Inc.

  (b) Address of Issuer's Principal Executive Offices.

      550 Parkside Drive
      Suite A-14
      Waterloo A6 NZL 5V4

Item 2.

  (a) Names of Persons Filing.

      Dynamis Energy Fund, LP

      Dynamis Energy Fund, Ltd.

      Dynamis Advisors, LLC



 (b) Address of Principal Business Office of each of the persons specified in 2(a) above:

      310 Fourth Street NE, Suite 101
      Charlottesville, Virginia 22902


 (c) Citizenship:

      U.S.A. - Limited Partnersip
      Cayman Islands - Ltd Liability
      U.S.A. - Delaware Limited Liability Company


 (d) Title of Class of Securities

     common stock

 (e) CUSIP Number

     0000900393

Item 3. If this statement is filed pursuant to
        Section 240.13d-1(b) or 240.13d-2(b) or (c), check
        whether the person filing is a:

  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
  (b)  [ ] Bank as defined in section 3(a)(6) of the Act
          (15  U.S.C.78c);
  (c)  [ ] Insurance company as defined in section
           3(a)(19)of the Act (15 U.S.C. 78c);
  (d)  [ ] Investment company registered under section
           8 of the Investment Company Act of 1940
          (15 U.S.C. 80a-8);
  (e)  [ ] An investment adviser in accordance with
           Section 240.13d-1(b)(1)(ii)(E);
  (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
  (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
  (h)  [ ] A savings association as defined in Section
           3(b) of the Federal Deposit Insurance Act
          (12 U.S.C. 1813);
  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
           Company Act  of 1940 (15 U.S.C. 80a-3);
  (j)  [x] Group, in accordance with
           Section 240.13d-1(b)(1)(ii)(J).




Item 4. Ownership.

   Reference is made to Items 5-11 on the cover sheets of this Schedule 13G. Amounts reported as beneficially owned include voting shares that could be acquired by a fund upon the exercise of warrants. Such warrants have not been exercised, and actual holdings are 1,424,672, 276,828, 0 respectively.

   Dynamis Advisors, LLC has been granted discretionary dispositive power over its respective clients' securities and in some instances have voting power over such securities. Any and all discretionary authority which has been delegated to Dynamis
   Advisors, LLC may be revoked in whole or in part at any time.

Item 5. Ownership of Five Percent or Less of a Class.

   This statement is being filed to report the fact that as of the date hereof the reporting group continues to be the beneficial owner of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

  Dynamis Advisors, LLC has discretionary authority over the assets of Dynamis Advisors's clients;
  accordingly, in each instance, only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

  The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the clients for which Dynamis Advisors, LLC serves as investment advisor.
  Any and all discretionary authority which has been delegated to Dynamis Advisors, LLC may be revoked in whole or in part at any time.


Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security
        Being Reported on By the Parent Holding
        Company or Control Person.

   N/A

Item 8. Identification and Classification of Members of the Group.

   See Item 2 above.

Item 9. Notice of Dissolution of Group.

   N/A

Item 10. Certification.

    By signing below each of the undersigned
   (i) certify that, to the best of their knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect and do not have any effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect; and(ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that any of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied
    (except for such shares, if any, reported herein as beneficially owned by Dynamis Advisors, LLC for its own account.

				SIGNATURE


After reasonable inquiry and to the best of each person's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2006
                        DYNAMIS ADVISORS, LLC
                        By: /s/ John H. Bocock
                        Signature


                        John H. Bocock, Member/GP/CCO
                        Name/Title